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The Milwaukee Journal Sentinel

Railroad hires adviser to get firm on track

Wisconsin Central exploring possible sale in fight to control company

By RICK ROMELL
of the Journal Sentinel staff

Appeared: Nov. 4, 2000, Last Updated: Nov. 3, 2000


Wisconsin Central Transportation Corp., the subject of an intensifying proxy war launched by its ousted founder, said Friday it had hired an investment banker to help explore alternatives, including the possible sale of the company.

The Rosemont, Ill.-based rail firm, which runs Wisconsin's largest railroad as well as railroads in the United Kingdom, New Zealand and Australia, said it had retained Goldman, Sachs & Co. as a financial adviser.

The move comes two weeks after former chief executive officer Edward A. Burkhardt unveiled a bid to take over Wisconsin Central in a proxy battle, and four days after the company's largest single shareholder declared its support for the insurgent effort.

Burkhardt's proposal calls for selling off the company, whose once-soaring stock price has slumped amid profit-eating woes abroad and slower growth in North America.

Friday, Burkhardt called the company's latest action "a deathbed recantation" and said support for his takeover bid had forced Wisconsin Central's hand.

Not so, company spokeswoman Ann G. Thoma said. She said Wisconsin Central has been analyzing ways to boost its stock price for more than a year and publicly stated in September that it would disinvest where it couldn't build shareholder value.

It is Burkhardt's proposals, she said, that look "like an extrapolation of what management was already doing."

In any event, the now-competing bids have lifted Wisconsin Central's stock price and renewed speculation about possible purchasers.

Company shares closed at $15.50 Friday, up 20% from Wednesday's closing price and up 45% from the close just before Burkhardt announced his takeover effort on Oct. 20.

Wisconsin Central stock was a stellar performer for much of the 1990s, peaking at $44 a share in January 1997. By July 1999, when the board of directors forced Burkhardt to resign, the price had slipped to about $17. It had fallen to the $10 range when Burkhardt launched his takeover bid.

Burkhardt said Friday that a $1 billion price for Wisconsin Central's North American lines was a realistic objective. That would be about $21.50 per
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share, not counting whatever Wisconsin Central might realize from its international rail holdings.

Portfolio manager Chip Paquelet at Strong Investments, a Wisconsin Central shareholder, said the company's assets probably were worth $20 to $25 a share, or perhaps more if an investor saw potential in the troubled United Kingdom operations.

But analyst Donald Broughton, of A.G. Edwards & Sons Inc. in St. Louis, estimated the company's total sale value at $14.88 a share. Broughton lowered his rating on Wisconsin Central Friday from "maintain" to "reduce." "Reduce means you probably ought to sell the shares or look at taking a profit," Broughton said. Broughton said Wisconsin Central's hiring of Goldman, Sachs doesn't necessarily mean management is trying to sell. Retaining an investment banker to explore alternatives is "how you wage a proxy fight," Broughton said.

He expressed doubt about whether Canadian National Railway Co., viewed by many as the most logical buyer for Wisconsin Central's North American operations, would be interested. A CN spokesman declined to comment Friday.

Burkhardt said Wisconsin Central's hiring of Goldman, Sachs came after the rail firm had sounded out major shareholders and found "a high level of support" for his group.

"They've been calling around desperately to these people in the last couple of days, ever since Southeastern publicly lined up with us," Burkhardt said.

Southeastern Asset Management, a Memphis, Tenn., investment firm that controls or shares control over 17% of Wisconsin Central stock, said Monday it was backing Burkhardt's takeover bid.

Southeastern controls the largest single block of Wisconsin Central shares. Burkhardt himself holds more than 7%, putting the insurgent group nearly halfway toward its goal of winning a majority of the shares.

But the company is gathering support, too. Friday, John Nelson of the State of Wisconsin Investment Board said SWIB backs the current slate of directors. SWIB is Wisconsin Central's second-largest shareholder, with more than 9%.

In a filing with the Securities and Exchange Commission last week, Wisconsin Central called Burkhardt's public proposals to liquidate the company naive, reckless and unworkable.

Asked how the company's plans to explore a potential sale differed from the Burkhardt proposal, Thoma said: "This board (of directors) has thoroughly done its homework. It's prepared. It's been doing this over the course of more than a year now, and the board feels it now has the preparation behind it, that it can watch for opportunities to develop."